Exhibit 3.1

MAGNUM OPUS ACQUISITION LIMITED (THE “COMPANY”)
RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

Extension Amendment Proposal

It is resolved as a special resolution that the amended and restated memorandum and articles of association of Magnum Opus Acquisition Limited be amended by deleting Articles 51.7 and 51.8 in their entirety and replacing them with the following:

“51.7 In the event that the Company does not consummate a Business Combination on or before September 25, 2023, the Board may, not less than three days prior to the applicable Extended Date, pass a resolution to extend the period of time to consummate a Business Combination, up to four times, each by an additional month, for an aggregate of four additional months, until January 25, 2024. In the event that the Company does not consummate a Business Combination on or before the First-Phase Extended Date, or, if the Board has resolved to extend the period of time to consummate a Business Combination beyond the First-Phase Extended Date, as permitted by this Article 51.7, by the applicable Second-Phase Extended Date, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay distribution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

For the purpose of this Article 51.7 and Article 51.8, the period from July 25, 2023 (exclusive) to September 25, 2023 (inclusive) is being referred to as the “First-Phase Extension Period,” and each of the one-month extension periods after September 25, 2023 (exclusive) and until January 25, 2024 (inclusive) as a “Second-Phase Extension Period.” Each of the First-Phase Extension Period and the Second-Phase Extension Periods is an “Extension Period.” September 25, 2023 is being referred as the “First-Phase Extended Date,” and the last day of each Second-Phase Extension Period is being referred to as a “Second-Phase Extended Date,” with the first Second-Phase Extended Date being October 25, 2023 and the fourth Second-Phase Extended Date being January 25, 2024. “Extended Date” means each of the First-Phase Extended Date and the Second-Phase Extended Date, as appropriate.

In connection with the extensions, the Company shall deposit in the Trust Account: (A) for the First-Phase Extension Period, US$300,000 (the “First-Phase Contribution”), and (B) if the Company does not consummate a business combination by the First-Phase Extended Date and the Board elects to extend the period to consummate a business combination beyond the First-Phase Extension Period, as permitted under this Article 51.7, for each applicable Second-Phase Extension Period, US$150,000 (each such deposit, a “Second-Phase Contribution”). The First-Phase Contribution shall be deposited in the Trust Account in two equal installments of US$150,000, on or before August 1, 2023 and September 1, 2023, respectively. Each Second-Phase Contribution, if applicable, shall be deposited into the Trust Account on or before (x) with respect to the first Second-Phase Extension Period, October 1, 2023, and (y) with respect to each subsequent Second-Phase Extension Period, the first day of the calendar month in which the immediate subsequent Second-Phase Extended Date falls. Each of the First-Phase Contribution and Second-Phase Contributions is being referred to as a “Contribution.”

For the avoidance of doubt, the Board may, prior to the last day of an Extension Period, pass a resolution to terminate such Extension Period, provided that the Company shall have deposited into the Trust Account the Contribution for such Extension Period.

51.8 In the event that any amendment is made to the Articles:

(a)	to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination on or before the First-Phase Extended Date (or, if the Board has resolved to extend the period of time to consummate a Business Combination as described in Article 51.7, by the applicable Second-Phase Extended Date); or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

Founder Share Amendment Proposal

It is resolved as a special resolution that the amended and restated memorandum and articles of association of the Company be amended by deleting Article 17.2 in its entirety and replacing it with the following:

“17.2     Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) at any time before or concurrently with or immediately following the consummation of a Business Combination at the option of the holders thereof.”

It is further resolved as a special resolution that the amended and restated memorandum and articles of association of the Company be amended by deleting Article 51.10 in its entirety and replacing it with the following:

“51.10   Except in circumstances where Class A Shares are issued in connection with a conversion pursuant to Article 17.2 hereof where the holders of such shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)     receive funds from the Trust Account; or

(b)     vote as a class with Public Shares on a Business Combination.”